Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Titan Medical Inc. (the “Company” or “Titan”)
170 University Avenue
Suite 1000
Toronto, Ontario
M5H 3B3

Item 2	Date of Material Change

June 29, 2017.

Item 3	News Release

The press releases attached as Schedule “A” was disseminated through Marketwired on June 29, 2017 with respect to the material change.

Item 4	Summary of Material Change

On June 29, 2017, the Company closed its previously announced short form prospectus offering (the “Offering”). The Company sold 48,388,637 units (each, a “Unit”) under the Offering at a price of CDN $0.15 per Unit for gross proceeds of $7,258,296. Each Unit is comprised of one common share of the Company (a “Common Share”) and one warrant entitling the holder to purchase one Common Share at a price of CDN $0.20 until June 29, 2022.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Please see the press release attached as Schedule “A”.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following executive officer is knowledgeable about the material changes and may be contacted about this report:

Stephen Randall
Chief Financial Officer
(416) 548-7522 (ext. 152)

Email:	stephen@titanmedicalinc.com
Website:	www.titanmedicalinc.com

Item 9	Date of Report

June 29, 2017.

Schedule “A”

[See Attached]

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 •Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

TITAN MEDICAL INC. ANNOUNCES CLOSING OF PUBLIC OFFERING

Toronto, ON – (Marketwired – June 29, 2017) – Titan Medical Inc. (the "Company") (TSX: TMD) (OTCQB: TITXF) is pleased to announce that it closed its previously announced public offering (the "Offering") earlier today pursuant to an agency agreement (the "Agency Agreement") dated June 26, 2017 between the Company and Bloom Burton Securities Inc. (the "Agent").

The Company sold 48,388,637 units (each, a "Unit") under the Offering at a price of CDN $0.15 per Unit for gross proceeds of CDN $7,258,296. Each Unit is comprised of one common share of the Company (a “Common Share”) and one warrant entitling the holder to purchase one Common Share at a price of CDN $0.20 for a period of five years following today’s date (the “Closing”). The net proceeds of the Offering will be used to fund continued development work in connection with the Company’s SPORT Surgical System, as well as for working capital and other general corporate purposes.

The Common Shares sold under the Offering will be listed and posted for trading on the Toronto Stock Exchange under the symbol TMD at the opening on June 29, 2017.

The Units were qualified for sale by way of a prospectus dated June 26, 2017 (together, the "Prospectus") filed by the Company in the Provinces of British Columbia, Alberta and Ontario. The Units were also offered for sale in the United States through United States registered broker-dealers appointed by the Agent as sub-agents pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state laws.

Related Party Transaction

An aggregate of 1,445,973 Units were issued to insiders of the Company under the Offering for gross proceeds of $216,896, which included all of the Company’s directors and officers. Each insider subscription constitutes a “related party transaction” pursuant to Multilateral Instrument 61 101 – Protection of Minority Security Holders in Special Transactions (“MI 61 101”). In completing the insider subscriptions, the Company relied on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61 101 set forth in sections 5.5(a) and 5.7(a) of MI 61 101, as the aggregate value of the insider subscription does not exceed 25% of the market capitalization of the Company.

The Company did not file a material change report more than 21 days before the expected closing of the Offering due to the limited time between the launch of the Offering and the Closing.

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery (“MIS”). The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including statements with respect to the use of the net proceeds of the Offering and the anticipated listing of the Common Shares on the TSX, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

U.S. Securities Law Caution

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and accordingly, may not be offered or sold to, or for the account or benefit of, persons in the United States or “U.S. persons,” as such term is defined in Regulation S promulgated under the U.S. Securities Act (“U.S. Persons”), except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company’s securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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